Exhibit 21

FREQUENCY ELECTRONICS, INC. and SUBSIDIARIES

List of Subsidiaries of Registrant

Subsidiary & Name under
which business is performed	Jurisdiction of Incorporation

Frequency Electronics, Inc.	Delaware

FEI Communications, Inc.	Delaware

FEI Government Systems, Inc.	Delaware

FEI Realty, Inc. (Inactive)	Delaware

Monitor Corp. (Inactive)	Delaware

FEI Zyfer, Inc.	Delaware

Gillam-FEI, s.a.	Belgium

Satel-FEI, s.a.	France

Frequency Electronics, Inc. Asia	People’s Republic of China